Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323
The following employee bulletin was issued by Continental Airlines, Inc. on July 27, 2010:
July 27, 2010
EMPLOYEE BULLETIN NO. 14
Senior Management Selection Q&A
Jeff today announced that he has selected his senior management team for the new United Airlines. This Q&A answers questions employees may have about the announcement.
1. How did Jeff choose this team?
Jeff met with senior officers of both Continental and United and consulted with Glenn Tilton, and Jeff and Glenn consulted with their respective boards of directors.
2. If the leader of my organization was not chosen, does that lessen my chances to be part of the new company?
No. The Talent, Organization and Culture integration planning team is developing a process that is fair and transparent to select other management and clerical co-workers for the new airline. Leaders will use that process to select co-workers from both airlines for each department.
3. When do we expect the remainder of the officers to be named?
Jeff will now work with his senior leadership team to design the overall officer-level organization and select the remainder of the officer-level leadership team in an equitable and balanced manner. Jeff expects to name the remainder of the officer group before the closing of the merger, which we expect to occur in the fourth quarter of 2010.
4. What is the process for selecting the remaining officers and other management and clerical co-workers?
Continental and United are working carefully to ensure that the co-worker selection process is fair and transparent. Three things are happening right now:
     1) Jeff is working with his senior leadership team to design the overall officer-level organization and name the rest of the officers. He expects to name all of the officers before the closing of the merger, which we expect to occur in the fourth quarter of 2010.
     2) The Functional Integration Teams (FITs) in charge of each business area are working on the planned organizational structure for the different departments within their area. They are determining the needs and activities of each department and the positions those activities will require. While they will not be selecting individual co-workers, they will outline which jobs the company needs to have. The officers selected to run each department at the new company will use this information to help finalize their organization structure.
     3) The Talent, Organization and Culture integration planning team is evaluating the best practices of each airline and consulting with external experts to design a fair and transparent process for selecting individual co-workers. The officers selected to run each department at the new company will then use this process to offer co-workers positions at the new airline.
5. When will the senior leadership team assume its duties?
The senior leadership team will assume its duties upon the merger’s closing, which we expect to occur in the fourth quarter of 2010.
6. Will Jeff name a president during this process?
Jeff is not going to name a president at this time.
7. When will the senior officers not selected depart the company? Will any senior officers not joining the new leadership team have any role after the closing of the merger?
Some senior officers who will not have a role in the new company will leave at the closing of the merger. However, other senior officers will have a role after the closing of the merger during a portion of the integration process. For example, we expect Mark Moran, Continental’s executive VP and chief operations officer, will oversee the Continental operation and the process of obtaining a single operating certificate, which is a very important part of the integration of the two companies.
8. Does the selection of these officers mean that the company has made strategic decisions, such as the choice of a loyalty program, IT systems, marketing programs, or product offerings?
No. The integration planning teams are conducting a rigorous analysis of both companies’ programs, products and systems and will recommend the best strategies for the combined company.
Important Information For Investors And Stockholders
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. In connection with the proposed transaction, UAL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT

INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about UAL and Continental (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.
     UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation may also be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
     This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
     All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.
     UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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